May 31, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn:	Larry Spirgel
Assistant Director

Re:	Naturewell Incorporated
Current Report on Form 8-K
Filed March 21, 2013
File No. 0-26108

Dear Mr. Spirgel:

Naturewell, Incorporated (the “Company”) responds, as set forth below, to the comments contained in your letter to Themistocles Psomiadis, the Company’s Chief Executive Officer, dated April 16, 2013. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

The filing has been amended as instructed in your letter dated April 16, 2013 and we are responding to your letter to indicate the specific amendments we have made, so that you may better understand and provide any additional comments to our disclosure as you may find appropriate. Further, was revised to expand the disclosure relating to the entry into a material definitive agreement and the current business of the Company.

Item 1.01 Entry Into Material Definitive Agreement, page 3

1.	You state that the disclosure regarding the merger agreement is “qualified in its entirety by reference to the full text of the Merger Agreement.” Please revise either to delete this statement or to state that the report contains all material information regarding the agreement.

RESPONSE

The indicated entry was revised to delete the statement.

Item 2.01 Completion or Acquisition or Disposition of Assets, page 3

2.	In the third paragraph you refer to a “reverse merger” where it appears that a reverse stock-split is meant. Please revise or advise.

RESPONSE

The erroneous language was revised to say “reverse stock split”.

Current Business of Company, page 5

3.	Please revise to provide a fuller discussion of your business, including the following:

•	What type of relationship, if any, exists between the EsoTV subsidiary you discuss on page 5, and Eso.TV found on the website US.Eso.TV.
•	How many TV stations broadcast your programs?
•	How many telecommunications partners do you have? What portion of those companies’ revenue comes to you? Do you receive a large percentage of your income from any one or more of these partners? In this regard we note the disclosure under Note 11(a) to the financial statements. Be sure to file as exhibits all material contracts. Please refer to Item 601 of Regulation S-K.

•	You state that you have the capacity to broadcast your signal throughout Latin America. Do you intend to expand your broadcasts to countries outside of Brazil?
•	Describe your target audience.

RESPONSE

The section was revised as indicated, specifically to reflect the following:

•	There is no relationship whatsoever between the Company or any of its subsidiaries with the website US.Eso.TV.
•	The Company currently broadcasts its programs on four Brazilian television channels: MixTV, VTV, Rede Brasil and Terra Viva. The programs may be seen those channels in the daytime slot, from 11 am until 2 pm, and in the early morning slot, from 12 am until 3 am. Programming channels and time slots vary from time to time as the Company negotiates block media times in advance and introduces new programs periodically in order to best reach the target audience.
•	The Company is currently substantially dependent upon business with one of its telecommunications partners, Brasil Telecom. It is not known what portion of that company’s revenue comes to the Company, and the Company receives 90% of the Company’s income from this continuing contract, by which the Company monetizes the sale of the major part of its services to the public. A summary of the contract has been included in the text of the section, and an English translation has been included as an exhibit to the filing pursuant to Item 601 of Regulation S-K and Rule 12b-12.
•	Although the Company currently broadcasts throughout Brazil, and has no plans at this time to broadcast to countries outside of Brazil, the Company has the capacity to broadcast the same signal throughout Latin America.
•	The Company’s target audience is members of the Brazilian television viewing public who use cellular telephones. Due to the Company’s business model, where income flows from third-party telecommunications providers who bill the Company’s customers, the Company does not have direct access to comprehensive or detailed information regarding the Company’s customers. Based on experience of monitoring financial results of the Company’s television programs, the Company designs its programs to appeal to male and female television viewers of lower-to-upper middle class economic means between the ages of 18 and 50.

4.	It appears that the company is located in Brazil, and that one or more of the principals of the company may be foreign nationals and residents. If so, please add a risk factor discussing the risk that investors may have limited recourse against them in the United States.

RESPONSE

The following risk factor is added:

“Investors may have limited recourse against the majority owner, who is a resident of Brazil.

The Company’s operating subsidiary is located in Brazil, and the principal majority owner of the company is a foreign national and resident of Brazil. As a result, investors may have limited legal recourse against them in the United States.”

Management, page 16

5.	Please revise the paragraph regarding Jesus Quintero to disclose more clearly his business experience during the past five years. Please see Item 401(e)(1) of Regulation S-K.

RESPONSE

The indicated paragraph has been revised as follows to provide more information regarding Mr. Quintero’s experience during the last five years and his relevant experience to the Company prior to that period, pursuant to Item 401 of Regulation S-K:

Jesus Quintero, CPA -  From January, 2013 to the present, Mr. Quintero has served as Brazil Interactive Media’s Chief Financial Officer. Pursuant to the Merger Agreement, Mr. Quintero was appointed as the CFO of the Company beginning on March 13, 2013, the Closing Date. The Company hired Mr. Quintero due to his considerable experience in public company accounting and SEC reporting. His experience in the telecommunications sector and with Latin American companies is particularly relevant to the Company’s business. Mr. Quintero’s public company financial experience began in 1990 as a senior financial analyst with the Wackenhut Corporation, a security services company and NASDAQ listed firm. From 1990 to 1995, Mr. Quintero was responsible for preparation of consolidated financial statements for SEC reporting purposes with Wackenhut, including responsibility for drafting 10-Q’s and 10-K’s. He consolidated the financials of 75 companies globally in his reports for Wackenhut. From 1996 to 2000, Mr. Quintero worked for CHS Electronics Inc. a computer distribution company listed on the NYSE, where he was the corporate controller and participated in several public stock offerings, preparing financial information for investor presentations as well as routine financial reporting. For CHS’s reporting, he consolidated the financial reports of 140 companies, mostly international. From March, 2005 to March, 2007, Mr. Quintero was a Vice President of Finance, Financial Controller and SEC Reporting Manager of Globetel Communications Corp., a NYSE-listed telecommunications company. From March, 2007 to July, 2008, Mr. Quintero served as Senior Corporate Controller and SOX Deputy Compliance Officer for Latin Node, Inc., a privately-held telecommunications company based in Miami, Florida. From November, 2009 to April, 2011, Mr. Quintero served as Corporate Accounting Manager for Aircraft Services of Miami, an aircraft maintenance company based in Miami, Florida. From April, 2011 to June, 2011, Mr. Quintero served as Regional Controller: Latin America for Avnet, Inc. (NYSE:AVT). From June, 2011 until January, 2013, Mr. Quintero worked as an accounting consultant for various private businesses in the South Florida area, including Plum TV, a television company. His early career experience also includes tenure with PriceWaterhouse and Deloitte & Touche. Mr. Quintero earned a B.S. in Accounting from St. John’s University and has been a certified public accountant since 1994. None of the corporations where Mr. Quintero previously worked is a parent, subsidiary or other affiliate of the Company. He is fluent in English and Spanish, and conversant in Brazilian Portuguese.

In addition, the paragraphs regarding the Company’s directors were revised to better reflect the requirements of Item 401 of Regulation S-K, specifically the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure.

Description of Securities, page 22

6.	Please revise the filing throughout to eliminate any discrepancies in the number of shares disclosed. For example, on pages 4 and 22 you appear to have two different numbers of outstanding common shares. In addition, if the effectiveness of the merger and the reverse stock-split have taken place, update the number of shares throughout.

RESPONSE

The indicated discrepancies have been corrected and the filing has been updated throughout to reflect the effectiveness of the merger and reverse stock-split.

Exhibit 99.1 Consolidated Financial Statements of BIMI

Report of Independent Registered Public Accounting Firm, page 3

7.	We note that your audit report was signed by an audit firm based in Cornelius, North Carolina. We also note that you conduct almost all of your operations, generate substantially all of your revenues and locate your assets in Brazil. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in North Carolina.

RESPONSE

After consulting with our audit firm, we have the following response regarding the appropriateness of the audit firm and the audit report. The audit of our operations in Brazil, including the associated assets and liabilities of the Company, was conducted by Bongiovanni & Associates, C.P.A.’s, a PCAOB member audit firm (“B&A”). One of the partners in B&A went to our offices in Sao Paulo, Brazil and carried out the required audit procedures on site between the dates of January 23 to January 29, 2013. There was no other auditor involved in the audit of our Brazilian operations. The majority of the audit procedures conducted by B&A on-site in Brazil by B&A’s staff used the same procedures being performed by the auditors in the USA, and had the assistance of a qualified independent translator.

When the Company chose its auditor, emphasis was given for a PCAOB-licensed firm with experience auditing companies with international operations and subsidiaries. We believe that it is appropriate to have our auditor issue our audit report, because although they are located in North Carolina, they have considerable experience with international auditing and they conducted an on-site audit in Brazil.

Note 6 – Tax Installments Payable, page 15

8.	We note on pages 11 and 15 that you entered into an installment plan with the tax authority in Brazil to pay income tax due over time. Please expand the disclosure on page 15 to include the terms of the installment plan including the periods of repayment, the amount to be paid in each period and any interest or penalties included in the installment plan.

RESPONSE

The note has been expanded to include the following disclosure regarding the terms of the installment plan.

The company’s plan to pay back the tax installments, along with interest and fines, for the next 5 years is as follows:

Year Ended
December 31	Principal	Fines	Interest	Total
2013	$87,271	$17,454	$4,763	$109,488
2014	87,271	17,454	4,763	109,488
2015	87,271	17,454	4,763	109,488
2016	87,271	17,454	4,763	109,488
2017	87,271	17,454	4,763	109,488
	$436,355	$87,270	$23,815	$547,440

Note 8 – Income Taxes, page 16

9.	We note that your current income taxes were $303,679 on pretax income of $364,419. Please expand the disclosure to explain the difference between the statutory income tax rate in Brazil and the effective tax rate for the periods presented pursuant to ASC 740-10-50-11.

RESPONSE

The indicated note, Note 9 in the amended filing, has been expanded to include the following disclosure explaining in more detail the tax method used to calculate the Company’s income taxes:

According to Brazilian Federal Income Tax Regulation RIR/99, Article 516, a company with prior year's gross revenues not exceeding R$ 24,000,000.00 (approximately US$ 12,000,000.00) can choose between two types of taxation methods: the actual profit method and the presumed profit method. Management can choose what method to use based on the criteria of expected profit for that year but this choice must be declared with the tax authority at the beginning of the year. For the year 2012, management chose the presumed profit method to calculate its income tax. For the year 2011, management chose actual profit method to calculate its income tax.

Under the presumed profit method, income tax is computed based on gross revenue. A presumed profit base which is equal to 32% of gross revenue is calculated first. If this presumed profit base is less than BRL 60,000, then 15% of this presumed profit base is the income tax due. If this presumed profit base is greater than BRL 60,000, then 15% of this presume profit base plus 10% of the difference between this presume profit base and BRL 60,000 is the final income tax due.

Under the actual profit method, income tax is computed quarterly based on quarterly net profit and the cumulative year-end profits are not relevant. Net profit is equal to net revenue minus deductible expenses. If the net profit is greater than BRL 60,000, then income tax is equal to 15% of the net profit plus 10% of the difference between the net profit and BRL 60,000. If net profit is less than BRL 60,000 but greater than zero, income tax is equal to 15% of net profit. If the net profit is less than zero (loss), no income tax is assessed for that quarter and for the next quarter and the quarters thereafter, the Company can deduct this loss from the calculated net profit before applying the 15% rate, the deduction being limited to 30% of the calculated net profit for the quarter and the unused loss can be carryied forward into the next quarter.

Note 14 – Subsequent Events, page 19

•	Please revise to include subsequent events disclosure for the transaction between BIMI and Naturewell. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE

The indicated note, Note 15 in the amended filing, has been revised to include subsequent events disclosure for the transaction between BIMI and Naturewell, as follows:

In accordance with ASC Topic 855-10, the Company has analyzed its operations subsequent to December 31, 2012 to the date these consolidated financial statements were issued. In addition to the transactions disclosed below, the Company does not have other material subsequent events to disclose in these financial statements, except as follows:

On January 28, 2013, Brazil Interactive Media Participações, Ltda., the Company’s Brazil holding company ("BIMI BR") was formed as a subsidiary of the Company, to be the holding company for EsoTV.

On March 13, 2013, the Company entered into a merger agreement (the “Merger Agreement”) with Naturewell, Incorporated, a Delaware corporation (“Naturewell”), and Naturewell’s wholly-owned subsidiary, BIMI Acquisition Corp., a Delaware corporation incorporated by Naturewell on February 20, 2013 specifically for the purpose of consummating the Merger Agreement (the “Merger Sub”), pursuant to which Naturewell acquired all of the issued and outstanding shares of the Company. Prior to entering into the Merger Agreement, there was no relationship between the Company or its affiliates and Naturewell, other than in respect of the Merger Agreement and the transactions contemplated thereby.

On March 27, 2013, the effective date (“the Effective Date”) of the merger (the “Merger”), as provided for in the Merger Agreement, the Company and Brazil Interactive Media filed a certificate of merger with the state of Delaware, causing the merger of the Merger Sub into Brazil Interactive Media pursuant to Delaware Law. Brazil Interactive Media was the surviving company and became a wholly-owned subsidiary of Naturewell. As a result of the Merger, Brazil Interactive Media’s name was changed to BIMI, Inc.

On May 16, 2013, pursuant to the Merger Agreement, Naturewell filed a certificate of amendment (the “Amendment”) with the state of Delaware, effecting a reverse stock split at a ratio of 8,484 to one, reducing the Company’s authorized shares, and changing the name of the Company to Brazil Interactive Media, Inc.

Before the consummation of the Merger, the Company had 2,448,665,750 shares of Common Stock, 19,000,000 shares of Series A Common Stock, 3,115 shares of Series E Convertible Preferred Stock, and 75 shares of Series C Convertible Preferred Stock issued and outstanding. In accordance with the Merger Agreement, the Company converted all shares of Series A Common Stock to 19,000,000 shares of regular common stock on March 11, 2013, all shares of Series E Convertible Preferred Stock to 4,152,295 shares of common stock on March 11, 2013, and all outstanding senior convertible notes to 210,746 shares of Series G Convertible Preferred Stock and 8,220,150 shares of Common Stock on March 11, 2013. The company issued 3,740,000 Shares of Series G Convertible Preferred Stock in exchange for the BIMI common stock on March 13, 2013. On March 22, 2013, the Company issued 2,500 shares of Series H Convertible Preferred Stock. For information about recent sales of unregistered securities, see Item 3.02 of this Current Report on Form 8-K. On May 14, 2013, the Company converted all shares of Series C Convertible Preferred Stock to 1,875,000 shares of Common Stock.

As a result, at the time of filing of the Amendment, 2,481,913,195 shares of Common Stock were issued and outstanding, 3,970,746 shares of Series G Convertible Preferred Stock, issued in connection with the Merger Agreement, were issued and outstanding, and 2,500 shares of Series H Convertible Preferred Stock were issued and outstanding. After the effects of the reverse split implemented by the Amendment, there were 292,917 shares of the Company’s Common Stock issued and outstanding, 3,970,746 shares of the Company’s Series G Convertible Preferred Stock issued and outstanding, and 2,500 shares of Series H Convertible Preferred Stock issued and outstanding. As a result of the Amendment, the Company decreased its authorized capital from 5,000,000,000 shares of common stock, par value $0.00001, and 15,000,000 shares of preferred stock, par value $0.01, to 100,000,000 shares of common stock, par value $0.00001, and 5,000,000 shares of preferred stock, par value $0.01.

According to the Certificate of Designation establishing the Series G Convertible Preferred Stock, the Series G Convertible Preferred Stock is subject to an automatic forced conversion one business day following the date that a sufficient number of authorized and unissued shares of Common Stock becomes available to facilitate the conversion. By operation of the reverse stock split, filed on May 16, 2013, sufficient authorized and unissued shares of Common Stock became available, triggering an automatic conversion of all issued and outstanding Series G Convertible Preferred Stock to Common Stock. Those common shares in conversion of the Series G Convertible Preferred Stock have not yet been issued as of May 30, 2013. In accordance with a condition to the closing of the Merger Agreement, the Company will required that the Common Stock newly issued upon the conversion of the Series G Convertible Preferred Stock be subject to Lock Up and Leak Out Agreements that restrict the transferability of that Common Stock.

Although the Company has not yet, as of May 30, 2013, issued common stock in conversion of the Series G Convertible Preferred Stock, we expect to do so in the near future, predicated upon the execution of the Lock Up and Leak Out Agreements as a condition of the Merger Agreement. As a result of the Amendment and after the issuance of common shares in conversion of the Series G Convertible Preferred Stock, the Company expects to have approximately 40,000,000 shares of Common Stock issued and outstanding and 2,500 shares of Series H Convertible Preferred Stock issued and outstanding. The former Brazil Interactive Media Shareholders will then hold approximately 93.5% of the issued and outstanding Common Stock of the Company and the remaining 6.5% will be held by the Company's pre-merger shareholders.

As a result of the Merger Agreement, Mr. James R. Arabia and Mr. Matthew Malesek resigned as Chief Executive Officer and Chief Financial Officer, respectively, and as directors of the Company. Also as a result of the Merger Agreement, Mr. Themistocles Psomiadis became the Chief Executive Officer and a director of the Company, and Mr. Jesus Quintero became the Chief Financial Officer of the Company.

We have begun to file annual and quarterly reports based upon the fiscal year-end of Brazil Interactive Media, which is December 31.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Themistocles Psomiadis

Themistocles Psomiadis

Chief Executive Officer

cc:	Terry French
Clair DeLabar, Staff Accountant
Terry French, Accountant Branch Chief
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor